November 10, 2005

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joe Foti

Re:	Old Dominion Freight Line, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated October 14, 2005 from Joe Foti of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Earl E. Congdon, the Chief Executive Officer of Old Dominion Freight Line, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s October 14, 2005 letter. Where appropriate, the Company has responded to the Staff’s comments by proposing changes to the disclosure in the Form 10-K, which would be filed as an amendment to the Form 10-K (the “Form 10-K/A”). Page numbers referred to in the responses below reference the applicable pages of the Form 10-K. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

MD&A – Results of Operations, pages 17-21

Consolidated Statements of Operations, page 29

Comment 1: From your disclosure in the narrative section of MD&A, we note the amounts of “fuel surcharge” revenues materially vary from period-to-period from a range of approximately $17 million in 2002 to $53 million in 2004. Consistent with the reporting treatment presented by other industry (trucking) registrants, we believe you should separately classify these other miscellaneous revenues from your “base” revenues on the face of the consolidated statements of operations. In this regard, there would be two (2) separate captions such as “revenues, before fuel surcharge” and “fuel surcharge revenues” with a subtotal amount for total revenues. In addition, the MD&A should parallel the consistent treatment in the consolidated financial statements by providing a breakdown of total revenues into these two components with a separate discussion of each component. We believe this will afford easier analysis with clearer and more transparent disclosure for investors. Please revise accordingly.

Response 1: Regulation S-X, Article 5, Rule 5-03(b) states that “If income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.” We derive our income from only one of these subcaptions, which is “revenue from services” through the freight delivery services provided to our customers. There are over 55 components, including a fuel surcharge, that could be included in the rating of each freight shipment. Examples of other components that could be included on a single freight invoice are charges for inside deliveries, freight arrival notifications, port security charges and region surcharges. These various components constitute the overall charge for delivering a shipment and are not billed separately. Accordingly, we respectfully submit that we are in compliance with Rule 5-03(b) of Regulation S-X and that fuel surcharges need not be separately presented in our statements of operations.

Additionally, none of our principal competitors in the less-than-truckload (LTL) industry discloses this information. Our principal competitors include: Yellow Roadway Corp., Arkansas Best Corp., CNF, Inc., SCS Transportation, Inc., Central Freight Lines Inc., Overnite Corp. (acquired by United Parcel Service, Inc. in 2005) and USF Corp. (acquired by Yellow Roadway in 2005).

Historically, fuel and other cost factors are considered when transportation companies establish their base rates. Generally, fuel surcharges are applied only when extreme increases in fuel prices in a relatively short time frame make it impracticable for transportation companies to update their base rates. In addition, these surcharges have historically been relatively temporary in nature or are ultimately included as increases in base rates as prices stabilize. As a result, separate line item disclosure and period comparison could be misleading when this transition from surcharge to base rate occurs.

To provide readers with information concerning our fuel surcharge, we do provide a discussion in the third paragraph of the “2004 Compared to 2003” section of MD&A on page 18.

Critical Accounting Policies

Allowance for Uncollectible Accounts, page 24

Comment 2: We note that your customer receivables balance in 2004 compared to 2003 materially increased by 30%, while your allowance for uncollectible accounts only increased 10%. We also note that approximately 74% of your total current assets balance at 2004 is comprised of customer receivables. Considering the significance of the above mentioned fluctuations, and the fact that you consider your allowance of uncollectible customer accounts as one of your critical accounting policies, we believe your MD&A should discuss the facts and circumstance as to why your allowance of uncollectible accounts did not increase proportionally in relation to the increase in your customer receivable balance between 2003 and 2004. Additionally, please enhance your MD&A and discuss the factors as to how you arrived at the estimate of your allowance for uncollectible accounts, how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. See FR-72 for guidance.

Response 2: The 29.4% increase in our customer receivables balance at year-end 2004 was a direct result of the 28.8% revenue growth we experienced in the fourth quarter of 2004 when compared to the fourth quarter of 2003. For the comparable months of December, revenue increased 32.4% in 2004 versus 2003.

To establish our allowance for uncollectible accounts, we utilize a model that stratifies our customer accounts receivable by age and by internally defined receivable groupings. We have developed historical predictive factors of bad debt for each group and age of the receivable, which we use to calculate our estimate. In our experience, current accounts receivable generally require a smaller bad debt reserve, while aged accounts receivable are more at risk of not being paid and require a higher bad debt reserve. We also consider specific customer information and recent trends in our customer base.

Our allowance for uncollectible accounts increased 12.2% at year-end 2004 compared to 2003. This increase does not track our overall increase in customer accounts receivable because of improvements in 2004 in both the aging of our customer receivables and a reduction in the amount of customer receivables assigned to third-party collection agencies that historically have resulted in higher bad debt experience. Our “improvements in aging” are attributable to the significant increase in our revenue growth in the fourth quarter of 2004, which resulted in an increase in current accounts receivable that historically are more likely to be paid than aged accounts receivable.

The factors in our model were developed using our actual experience and we have found these factors to be accurate. We plan to continue to use this model and periodically we will validate the predictive factors based on our current experience.

In the Form 10-K/A, we propose to revise our disclosure in the “Critical Accounting Policies – Allowances for Uncollectible Accounts and Revenue Adjustments” section of our MD&A to provide additional information on the reserve as set forth below.

Allowances for Uncollectible Accounts and Revenue Adjustments - We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate this allowance by analyzing the aging of our customer receivables, our historical loss experience and other trends and factors affecting the credit risk of our customers. Actual write-offs could differ from our allowance estimate as a result of several factors including changes in the overall economic environment or factors and risks surrounding our customers. Additional allowances may be required if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments. We continually review the underlying assumptions in our estimate of the allowance for uncollectible accounts so as to reflect the most recent trends and factors.

We also maintain an allowance for revenue adjustments resulting from billing corrections, customer allowances, money-back service guarantees and other miscellaneous revenue adjustments. These revenue adjustments are recorded in our revenue from operations. We use historical experience, trends and current information to update and evaluate these estimates.

Management believes the methodologies for estimating these allowances to be reliable based on the accuracy of our estimate in prior periods. As such, we do not anticipate any near-term changes in our methodologies for these estimates.

Item 8.	Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

Segments, page 32

Comment 3: We note from your disclosure in your business section on page 2 of your filing that you currently have four branded product groups, OD-Domestic, OD-Expedited, OD-Global, and OD-Technology and that you also provide international services around the globe. In this regard, please revise your filing to include and provide us with the disclosures required by paragraphs 37 and 38 of SFAS No. 131. If providing this information is impracticable, please provide us with your detailed reason(s) for this fact.

Response 3: Our Company provides transportation services and/or solutions to our customers through one operating segment and one management team, which distinguishes us from our principal competitors. We have, however, found it advantageous to market our basic transportation services with the OD-Domestic, OD-Global, OD-Expedited or OD-Technology brands to focus on specific customer needs and to highlight our operational capabilities in the marketplace. All of our assets and infrastructure are in located in the United States and essentially all of the transportation services that we directly provide, and the revenue derived from those services, are domestic. We market our OD-Global brand to provide our customers the capability to ship to and from foreign countries through our alliance with other transportation companies that physically move their shipments outside the United States. Our OD-Expedited brand is our marketing concept for expedited or time-sensitive shipments, which are physically moved on our domestic transportation system, typically on the same trucks and schedules that are used for all of our domestic deliveries. Our OD-Technology brand is the software and systems that we provide our customers at no cost to track shipments and access account information; therefore, no revenue is associated with this brand.

Because of these factors, we do not believe classifying revenues by product group is practical or would be of significant value in our disclosures. In our review of our principal competitors’ filings with the SEC, we note that all domestic LTL services are generally combined into one product group, consistent with our current disclosure.

We can estimate geographical revenue based upon information contained in our freight billing system; however, we believe the information is immaterial and would not be of significant value in our disclosures. For the Staff’s information, our revenue from operations from shipments with an origin or destination outside the United States is estimated at $6,726,000, $3,812,000 and $3,689,000 in 2004, 2003 and 2002, respectively, and is largely derived from Canada and Mexico.

Revenue and Expense Recognition, page 32

Comment 4: Please tell us and expand your disclosure to explain how you account for billing adjustments, discounts, money-back service guarantees and billing corrections. We may have further comment upon receipt of your response.

Response 4: Based upon information we obtain when we receive customer shipments, we assign a rate that is based upon the general classification of the product, weight, individual customer pricing, point of origin and destination, as well as other factors. Adjustments to these original rates are recorded in revenue from operations and typically occur when we receive additional information that changes one of the factors that was used in the original rating of the shipment. For example, reweigh adjustments to original freight bills are common for discrepancies between the actual weight of customer shipments and the weight estimates provided by our customers. Revenue adjustments also result from cumulative customer volume allowances, customer loading and unloading allowances, our failure to perform guaranteed services and for various miscellaneous reasons. We reserve for future revenue adjustments based upon historical experience, specific customer information, trends and other available current information.

As requested, in the Form 10-K/A we will expand the discussion of revenue adjustments in the “Critical Accounting Policies – Allowances for Uncollectible Accounts and Revenue Adjustments” section of our MD&A, as set forth in our response to Comment # 2 above, and in

“Note 1. Significant Accounting Policies – Allowances for Uncollectible Accounts and Revenue Adjustments”, which would mirror our response to Comment #2 above.

Accounting Policies (Tires on Equipment), page 33

Comment 5: It is unclear as to the nature of the items included in the cost of “Tires on Equipment” and “Revenue Equipment” classified as current and non-current (property and equipment), respectively, on the consolidated balance sheet. Your significant accounting policies should address how you specifically account for the cost incurred for each of the following items: (i) original tires acquired with revenue equipment; (ii) replacement tires; and (iii) recapping tires. Please tell us and clarify the disclosure in your accounting policy to address each of these items, accordingly.

Response 5: “Tires on Equipment” on our balance sheet refers to all new, used and recapped tires that are mounted on our rolling stock assets, which include tractors, trucks, trailers and dollies. We amortize these tires over their estimated useful life and periodically compare and adjust the value in the “Tires on Equipment” account to a model that calculates the value of these tires using actual equipment counts and assumptions built from physical inventories. We periodically validate the assumptions used in our model by evaluating equipment moving through one of our larger service centers to determine the percentage of equipment with new and recapped tires and by measuring the percentage of tread remaining on the tires. Tires that have been purchased but not mounted are recorded at cost in “Prepaid Expenses”.

In the Form 10-K/A, we will clarify our disclosure to address these items as set forth below:

Tires on Equipment

The cost of original and replacement tires mounted on equipment is recorded in tires on equipment and amortized based on usage determined by periodic samplings of tread depth.

Note 3 – Leases, page 36

Comment 6: As your disclosure on leases is brief, it is unclear whether your revenue equipment leases provide for guarantees by the registrant of a portion of a specified residual value at the end of the lease term. In this regard, we have noted other trucking company registrants that have residual value guarantees in their leases. Therefore, please tell us and revise your disclosure, as applicable. In this regard, you should disclose information as to the amount of guarantee liabilities accrued at the balance sheet date in accordance with FIN No. 45. If no such amounts exist, or they are immaterial, please state so. In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value amount is recognized as a liability in the consolidated financial statements. Please advise and revise accordingly.

Response 6: We have no residual value guarantees in any of our leases nor do we have any other corporate guarantees that require accrual or disclosure under FIN No. 45; therefore, we believe presentation of an accounting policy is not necessary. However, in the Form 10-K/A, we will revise our disclosure in the second paragraph of “Note 3. Leases” as follows:

Certain capital and operating leases provide for purchase and/or renewal options. Generally, purchase options are at prices representing the expected fair value of the property at the expirations of the lease term. Renewal options and length of renewals vary by lease and are typically offered at their fair rental value. We have not made any residual value guarantees related to the revenue equipment under operating leases and, therefore, have no such liability recorded on our balance sheet.

Note 10 – Quarterly Financial Information, page 41

Comment 7: In accordance with Item 302(a)(3), please revise your disclosure to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented. For example, we note that you generated significantly less operating income and net income in the 1st quarter of fiscal 2004 than in other quarters relative to the amount of revenues recognized.

Response 7: We regularly consider the requirements of Item 302(a)(3) and confirm to the Staff that there were no extraordinary, unusual or infrequently occurring items recognized during any of the quarters presented in the Form 10-K. Financial results in the first quarter are normally lower than the remainder of the year due to the seasonality in the motor carrier industry, which is explained on page 5 under the heading “Seasonality” in Item 1 of the Form 10-K.

We will add a supplemental note in “Note 10 – Quarterly Financial Information” of the Form 10-K/A to describe our seasonality as follows:

Our tonnage levels and revenue mix are subject to seasonal trends common in the motor carrier industry. Financial results in the first quarter are normally lower due to reduced shipments during the winter months. Harsh winter weather can also adversely impact our performance by reducing demand and increasing operating expenses. Freight volumes typically build to a peak in the third quarter and early fourth quarter, which generally result in improved operating margins.

Independent Auditor’s Report, page 42

Comment 8: In accordance with the guidance in PCAOB Auditing Standard No. 1 and SEC Release #34-49708 (FR-73), auditor reports issued on or after May 24, 2004 should specifically state the audit was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” In this regard, a reference to generally accepted auditing standards in auditor reports is no longer appropriate or necessary. In an amendment to the Form 10-K, please furnish a revised independent auditor’s report as provided by Ernst & Young LLP with the appropriate changes.

Response 8: The Form 10-K/A will contain a revised independent auditor’s report from Ernst & Young LLP.

Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K

Schedule II, page 46

Comment 9: We note that your “Insurance and Claims” expense in 2004 compared to 2003 materially increased by approximately 48%, while your “Claims and Insurance” accruals only increased by approximately 13%. Given the above mentioned disproportionate fluctuation between the year-over year increase in “Insurance and Claims” expense as compared to the year-over-year increase in “Claims and Insurance” accruals; and your discussion of this accrual in your discussion of “Critical Accounting Policies” in MD&A, please revise your filing to include the “Claims and Insurance” accrual in your financial statement schedule II for each period, which an audited income statement is presented in the filing. Refer to Rule 5-04 of Regulation S-X and Schedule II in Rule 12-09 of Regulation S-X. As part of your response, please explain to us why the above mentioned accounts disproportionately increased year-over-year.

Response 9: The Claims and Insurance accruals are discussed in paragraph three of “Note 1. Significant Accounting Policies – Claims and Insurance Accruals” on page 33 of the Form 10-K. The increases in the current and long-term portions of these accruals from December 31, 2003 to December 31, 2004 were 24.3% and 26.8%, respectively, for a combined increase of 25.4%. We note that this change differs from the 13% increase included in the Staff’s comment.

The two primary reasons for the disproportionate changes in the Insurance and Claims expense and Claims and Insurance accruals from December 31, 2003 to December 31, 2004 are:

•	The Claims and Insurance accrual includes liabilities for expenses that are included in the salaries, wages and benefits caption on the income statement. These accruals include: workers’ compensation, group health and dental and long-term disability. The expense and accrual related to the items included in salaries, wages and benefits increased in relative proportion with one another from December 31, 2003 to December 31, 2004.

•	The remaining liabilities included in Claims and Insurance accruals relate to auto and cargo claim liabilities. The accruals for these items increased $4.9 million or 35.6% as compared to the 48% increase in expense. We reduced our auto accrual in the fourth quarter of 2004 by $500,000 upon the adjudication of a personal injury case. Payments we were required to make upon the adjudication of this case increased our expense for the quarter by $1.3 million, which accounts for the majority of the difference between our accruals and expense for 2004 compared to 2003.

We do not consider Claims and Insurance accruals as a valuation and qualifying account or reserve described in Regulation S-X, Article 12, Rule 12-09 and, therefore, do not believe disclosure in Schedule II of Form 10-K is required.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.822.5302. Thank you for your time and attention.

Sincerely,

/s/ JOHN P. BOOKER, III
John P. Booker, III
Vice President – Controller

cc:	Earl E. Congdon
J. Wes Frye
Adam N. Satterfield